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                 Filed by Smurfit-Stone Container Corporation

             Pursuant to Rule 425 under the Securities Act of 1933

                 Subject Company: Stone Container Corporation

                          Commission File No. 1-3439

   THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY SMURFIT-STONE CONTAINER
       CORPORATION AND STONE CONTAINER CORPORATION ON SEPTEMBER 26, 2000.

For Immediate Release           Contact:   Tim McKenna (investors)
---------------------                      314-746-1254/312-580-4637
                                           George Csolak (media)
                                           314-746-1321
                                           www.smurfit-stone.com



          SEC DECLARES SMURFIT-STONE REGISTRATION STATEMENT EFFECTIVE

               Shareholders To Receive Proxy Statement Describing
                   Exchange Of Stone Series E Preferred Stock
                   For Smurfit-Stone Series A Preferred Stock

                Meeting of Stockholders Set for October 26, 2000


     CHICAGO, September 26, 2000 -- Smurfit-Stone Container Corporation (Nasdaq:
SSCC) announced today that the Securities and Exchange Commission declared effective a form S-4 registration statement detailing the terms and conditions of the previously announced transaction in which Smurfit-Stone proposes to exchange approximately 4.6 million shares of a newly authorized class of its preferred stock, plus cash, for the outstanding shares of Series E Cumulative Convertible Exchangeable Preferred Stock of Stone Container Corporation.

     Smurfit-Stone intends to mail copies of the proxy statement/prospectus describing the terms and conditions of the proposed transaction to holders of Stone Container's Series E Preferred Stock on September 28, 2000. A special meeting of the stockholders of Stone Container for the purpose of voting on the approval of the transaction has been scheduled for October 26, 2000 at the Company's offices at 150 North Michigan Avenue, Chicago, IL, at 10:00 a.m.
(CST).

     Holders of Stone Container's Series E Preferred Stock may obtain a free copy of the proxy statement/prospectus and other documents filed by Smurfit-Stone and Stone Container at the Commission's web site or from Smurfit-Stone or Stone Container by directing such request in writing or by telephone to:
Corporate Secretary, Smurfit-Stone Container Corporation, 150 N. Michigan Ave., Chicago, IL, 60601-7568, (312) 346-6600.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration
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or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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     Smurfit-Stone Container Corporation is the premier manufacturer of paper-
and paperboard-based packaging. Smurfit-Stone holds industry-leading positions in the production of containerboard (including white-top linerboard and recycled medium), corrugated containers, industrial bags, and clay-coated recycled boxboard; and is the world's largest paper recycler. In addition, Smurfit-Stone is a leading producer of folding cartons, solid bleached sulfate, paper tubes and cores, and labels. The company operates more than 300 facilities worldwide and employs approximately 40,000 people.

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You are urged to read the definitive proxy statement/prospectus, which will be filed with the Securities and Exchange Commission by Smurfit-Stone Container Corporation because it will contain important information. The definitive proxy statement/prospectus (when it is available) will be sent to stockholders of Stone Container Corporation seeking their approval of the proposed transaction. You may obtain a free copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by Smurfit-Stone Container Corporation (as well as by Stone Container Corporation) with the Commission at the Commission's web site at www.sec.gov. The definitive proxy statement/prospectus and these other documents may also be obtained for free by Stone Container Corporation stockholders by directing a request to: Stone Container Corporation, North Michigan Avenue, Chicago, Illinois 60601, Attention: Tim McKenna, telephone: (312) 746-1254, and by Smurfit-Stone Container Corporation stockholders by directing a request to Smurfit-Stone Container Corporation, 150 North Michigan Avenue, Chicago, Illinois 60601, Attention Tim McKenna, telephone: (312) 746-1254. Smurfit-Stone Container Corporation and Stone Container Corporation and their respective directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Stone Container Corporation's stockholders to approve the proposed merger involving Smurfit-Stone Container Corporation, SCC Merger Co. and Stone Container Corporation. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in Smurfit-Stone Container Corporation's proxy statement/prospectus contained in its registration statement to be filed with the Commission with respect to the proposed merger involving Smurfit-Stone Container Corporation, SCC Merger Co. and Stone Container Corporation.

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